       January 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

 Re: NORCOR TECHNOLOGIES, INC.

 Form 1-A filed September 13, 2022

 File No.:  024-11990

Dear Sir:

We are in receipt of your correspondence dated September 13, 2022, relating to the Company's filing of Amendment 3 to Form 1-A.  We submit this letter in response to the comment letter. For ease of reference, we have provided the

Company’s response in the same order identified by the captions used in the comment letter.  For your review, we have filed a copy of Amendment Four to

Form 1-A that has been marked to indicate where appropriate changes have been made.

Offering Statement on Form 1-A Filed September 13, 2022

Cover Page

1. The cover page has been amended to indicate that the offering will be continuous in accordance with Rule 251 (d) (3) (i) (F).

  Business of Issuer page 17

2. Disclosure has been provided to indicate that only a Regulation S-K 1300 compatible report will be submitted to regulatory authorities.

  Financial Statements, page 20

3. Required financial statements have been provided in accordance with the requirements of Regulation S-X.

  Report of Independent Registered Public Accounting Firm, page 20.

4. The Company has clarified its disclosure of its intent to file a Form 8-A subsequent to the qualification of this Offering Statement and acknowledges that a Form 8-A filing filed more than 5 days after qualification will require a post qualification amendment prior to filing the form 8-A.

  Note3. Geological Claims and Summary of Significant Accounting Policies, page 21.

5. Disclosure as to what factors are to be considered referencing ASC 250 in connection with the potential book value adjustments of certain Rising Star Mine geological assets has been provided.

 The revised report will

 conform with Regulation S-K Item 102, subpart 1302.

 The basis for factoring down

 the reported value of the rising Star Claim when estimating the value of the Company’s 5% interest has been provided.

 Disclosure as to particular

 ores intended to be extracted from the Rising Star Mine and how such extraction will support the company’s business has been

 provided.

 An explanation as to how we

 applied ASC 930-360-35-1 and 35-2 to the impairment analysis has been provided.

General

 6. As set forth in comment 4, the company acknowledges that filing a Form

 8-A more than 5 calendar days after qualification will require that the Company file a post-qualification amendment with PCAOB financials prior to filing the Form 8-A.

We further acknowledge our responsibility as to the accuracy and adequacy of our disclosures set forth in this filing and hereby undertake to comply with the reporting requirements set forth in Rule

257 of Regulation A.

If you have any questions or require any additional information, please do not hesitate to contact me.

       Very truly yours,

       Mark Clayton

       Chief Executive Officer